UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

DELIBERATION OF INTEREST ON OWN CAPITAL

Telefônica Brasil S.A. – (“Company”) announces to its shareholders that the Board of Directors, at its meeting held on September 17, 2020, deliberated the credit of Interest on Own Capital (“IOC”), related to the fiscal year of 2020, in accordance with article 28 of the Company’s Bylaws, article 9 of the Law 9,249/95 and CVM’s Instruction No. 683/2012, in the gross amount of R$ 650,000,000.00 (six hundred and fifty million reais), subject to withholding tax of 15%, resulting in a net amount of R$ 552,500,000.00 (five hundred and fifty-two million, five hundred thousand reais), based on the balance sheet of August 31, 2020. The estimated value per share is described in the table below:

Amount per share (R$)	Immune or Exempt Legal Entities (gross value)	Withholding tax (15%)	Taxed Legal Entities and Individuals (Net value)
Common shares	0.36098521785	0.05414778268	0.30683743517
Preferred shares (*)	0.39708373964	0.05956256095	0.33752117869

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 28 of the Company’s Bylaws, such Interest on Own Capital will be charged to the mandatory minimum dividend for the fiscal year of 2020, ad referendum of the General Shareholders’ Meeting to be held in 2021.

The credit of Interest on Own Capital will be made on individual basis for each shareholder, in accordance to the shareholder registry book position by the end of September 28, 2020. After this date, the shares will be considered as “ex-Interest on Own Capital”. The payment of these proceeds will be carried out before the end of the fiscal year of 2021, in a date to be defined by the Company’s Board.

TELEFÔNICA BRASIL S.A.

Public-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until October 5, 2020 to the “Departamento de Ações e Custódia” of Banco Bradesco S.A., the depositary bank, located at Cidade de Deus, s/n, Amarelo Velho Building, sub-solo – Vila Yara – Zip Code: 06029-900 – Osasco – SP.

Note: Values of Interest on Capital per common and preferred share may suffer future adjustments until September 28, 2020, due to possible acquisitions of shares within the Program for the Buyback of Shares to be held in treasury for subsequent sale and/or cancellation.

São Paulo, September 17, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	September 17, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director